Exhibit 10.1

BLUE EARTH, INC.
2298 HORIZON RIDGE PARKWAY, SUITE 205
HENDERSON, NEVADA 89052
702-263-1808

May 31, 2011

MR. Jason Davis
Mr. Joey Patalano
Xnergy, Inc.
2721 Loker Ave. West
Carlsbad, California 92010

Re:	Binding Letter Agreement to Acquire Xnergy

Dear Jason and Joey:

This Binding Letter of Agreement (“LOA”) is made effective May 31, 2011 as to our recent discussions relating to the acquisition of Xnergy, Inc., a California S corporation, and any other subsidiaries or affiliates, collectively, Xnergy (“X”) from the Shareholders of X (collectively, the “Seller” or “Shareholder”) by Blue Earth, Inc. (“BE”), a Nevada corporation through its wholly-owned subsidiary Blue Earth Energy Management Inc. (“BEEM”), a Nevada corporation, collectively (“Buyer”). Collectively, X, Seller and Buyer are referred to as the “Parties”.

This LOA will confirm the intent of the Buyer to acquire X and the Seller’s intent to sell X, subject to the satisfactory completion of certain closing steps, due diligence and other conditions set forth herein, through a share purchase of all the shares of Seller, either directly or through a subsidiary of Buyer.  The purpose of this "LOA" is to set forth certain understandings and agreements between Buyer and Seller with respect to the transaction on the terms and establish a binding agreement to close the transaction as set forth below.

It is expressly understood that this LOA constitutes a legally binding agreement.  The Parties intend to be legally bound to proceed through to a final closing process, including completion of Final Due Diligence (defined in paragraph 7 below) of the Seller. The Parties will enter into a mutually satisfactory acquisition agreement (“Definitive Agreement”) covering all of the terms of the transaction, including those items set forth below and any others identified through due diligence. The Parties understand, acknowledge and agree that material issues identified during the closing process will be negotiated in good faith so as to allow closing through the signing of the Definitive Agreement. Buyer is paying $500,000 to X (See Paragraph 4 below), enabling X to arrange alternative project financing meetings, and make a public announcement as agreed to herein; all in reliance of this LOA. X is canceling an escrowed, (pending close) agreement with Healthcare of Today, Inc. (“HOTI”) in reliance upon this LOA. Seller represents that said escrowed pending agreement can be cancelled unilaterally by Seller through a cancellation letter to HOTI subject to the letter set forth in Paragraph 3(c) below. Therefore, it is agreed that both Buyer and Seller would be significantly damaged if the Definitive Agreement is not completed as specified herein. It is the intent of the Parties to accelerate the closing process, including Final Due Diligence, with a goal toward closing the transaction on or before July 1, 2011.

1.Description of the Transaction: Buyer will acquire from Seller all of the capital stock of X (the “X Acquisition”) and in turn, the business of Seller, including, but not limited to, all equipment, hardware and software, real property, government permits, sales collateral, customer lists, sales proposals, sales quotes, all source code, design documents, documentation, assembly instructions, any tools and third party products related to the ongoing operation of Seller and all intellectual property related to Seller, including, but not limited to, patents, copyrights, trade secrets and trademarks (collectively, the “Acquired Business”).  Seller shall represent that all other affiliates of Seller have been disclosed to Buyer and all ownership of X and said affiliates have been disclosed to Buyer and are being transferred to Buyer pursuant to the Definitive Agreement. Buyer is assuming all liabilities of except those specific excluded liabilities, if any, shall be mutually agreed upon by the Parties and shall be listed on a schedule to the Definitive Agreement.

2.Consideration:  Subject to completion of Final Due Diligence and the execution of a Definitive Agreement by Buyer and Seller on the basis of any discussions to date, as consideration for the purchase of the Acquired Business, Buyer will pay to Seller $15,513,586 plus $3,000,000 payable as a note due in February to April of 2012, the size of the note is to be determined pursuant to the principles in Exhibit B prior to signing the Definitive Agreement, US Dollars (the “Purchase Price”) on completion of the X Acquisition pursuant to the terms and conditions of the Definitive Agreement.  The Purchase Price shall be payable by:

(a)
The issuance of 4,500,000 restricted shares of common stock of Buyer (“Buyer’s Shares”), valued at $3.00 per share, subject to lock-up provisions set forth in Section 8 below. Of Buyer’s shares, 3,000,000 shall vest upon closing and 1,500,000 of the shares shall be subject to a vesting provision using the formulas shown in Exhibit A the “Vesting Terms”.  All 4,500,000 of these shares shall be issued to the two Shareholders of X.

(b)
The Payment of $2,013,586 cash at closing of the Definitive Agreement, per the terms of Exhibit B and the signing of a $3,000,000 note as adjusted per Exhibit B. The Notes shall allow for early and partial payments to be made at any time as X’s cash flow allows as determined by X’s Board of Directors. The Notes shall carry interest at 7.75% with interest payments made monthly to Shareholders, due on the first day of each month starting on August 1, 2011.  Any partial payments made prior to the term date of the notes, shall cause the proportionate monthly interest payment adjustment.

(c)	The Shareholders will split the consideration 79.6% to Davis and 20.4% to Patalano. Buyer agrees to pay the Consideration directly to Davis and Patalano according to said distribution formula.

3.Project Financing (“PF”):  Buyer shall attach a copy of a bank statement showing at least $1,500,000 in the account and a letter committing Buyer to fund a $1,500,000 escrow account as soon after signing the LOA as the SBLC group, X and BE can agree on an escrow agreement, which shall include such safeguards as may be reasonably required to insure that X will receive the $10,000,000 when the escrowed funds are released.  Funds will then be escrowed as soon as the lending parties submit escrow documents, which satisfy both the Buyer and the Seller that the escrow funds will only be “committed” for no more than 60 days and that said funds will only be released from escrow if the documents that insure that Seller will reimburse Buyer for the $1,500,000 escrowed funds as shown in Exhibit C. Seller has identified and negotiated this funding arrangement and shall be the responsible party for obtaining all the appropriate documents, negotiating any required changes to the escrow/release documents, collecting the funds and repaying the Buyer’s $1,500,000.  Seller shall return the Buyer’s $500,000 advance described in subparagraph (a) below as soon as the PF financing funds are received by Seller.

Buyer shall wire $500,000 to X as soon as the following three events have occurred:

a)	All Parties have signed this LOA,

b)
Buyer has received a copy of the letter from X’s counsel to the former shareholder’s counsel giving the former shareholder the right of first refusal and allowing the former shareholder 24 hours to exercise his purported right of first refusal and X’s counsel shall provide to Buyer’s counsel a copy of right of first refusal language, and

c)	Buyer has received a copy of the letter from HOTI confirming that the pending, escrowed agreement between HOTI and X has been cancelled and is null and void.

It is the intent of the Parties to complete all required items by 10:00 AM Pacific time on June 1, 2011, so the $500,000 can be wired by Buyer to Seller on the same business day.

Seller’s Wiring Instructions:

[Intentionally omitted]

It is agreed that Eco-Legacy will become a wholly owned subsidiary of X.  All non-X shareholders of Eco-Legacy shall assign their ownership of Eco-Legacy into X at no cost other than the consideration included in this LOA.  Mr. Cliff Bream shall be offered a consulting contract with this finance subsidiary.  Mr. Davis shall negotiate this agreement upon guidelines reasonably acceptable to Buyer that shall include a bonus structure and stock options based on performance.  In the event the $10,000,000 credit facility is not a viable alternative, the Parties shall agree upon an alternative funding schedule prior to closing.

Performance Criteria: It is the intent of the Parties to develop Performance Criteria, which shall be used to develop the vesting schedule for the 1,500,000 shares (Exhibit A), the cash performance (Exhibit E), and as adjustments for up to 2,000,000 optional shares (Exhibit F). Said Performance Criteria will be developed after the LOA is signed and be included as exhibits to the Definitive Agreement. The performance criteria shall be based upon earnings forecast for 2012 and 2013 as adjusted for recurring revenue generation, as negotiated.

4.Break Up Fee, Use and Reimbursement of Said Fee: The $500,000 wired to X per item 3 above, can be used by Xnergy in the normal course of business as operating money. X may also complete the planned acquisition of a HVAC company in Boise, Idaho.

In the event Buyer fails to close for any reason other than a misrepresentation of a material fact or fraud. X shall retain the $500,000 as a “breakup” fee..

In the event Seller refuses to close for any reason other than failure of the Buyer to perform, X shall repay Buyer the $500,000 plus pay a $500,000 penalty, less any adjustment made for the audit costs as approved by Buyer per Section 7 (d).

Seller shall return the $500,000 to Buyer once the Definitive Agreement is signed and/or the $10,000,000 credit facility is funded, the earlier of which to occur.

5.Employment Agreements:  Buyer recognizes the critical need to retain key employees in order to create a smooth transition in the interest of the business and its employees, secure confidence with the client base and to expand the current capabilities of X into new markets. Seller recognizes the critical need to structure employment agreements in a manner that motivates employees to operate EP as a profitable subsidiary of Buyer. Therefore Buyer and Seller agree to the following:

(a)           All employees and providers of contract services will continue under existing contracts, unless amended by the Buyer and Seller jointly, as may be appropriate.  The key employees who are also a Selling Shareholder shall have employment agreements through June 30, 2016 and their employment shall not be terminable except for good cause.

(b)           All X employees, except Selling Shareholder employees, shall be eligible to participate in the BE employee stock option plan, which is based on a formula for years of service and salary. The formulas are outlined in Exhibit D. Key Employees as identified prior to closing by Seller, shall be granted at closing 66,667 shares of BE.

(c)           Employment Agreements stipulated for Jason Davis as CEO of X and Joey Patalano as COO for a term of 5 years after Closing will be negotiated, signed and included as Exhibits to the Definitive Agreement at Closing. Their employment agreements shall include a bonus plan based upon sharing a percentage of the Earnings above certain minimum thresholds as shown in Exhibit E.

(d)           The Board of Directors of X after closing shall consist of Jason Davis, Joey Patalano, Cliff Bream and Kirt Montague from X and John Francis, Laird Cagan, Johnny Thomas and a fourth director to be selected by Buyer.  No other directors shall be allowed.  If Davis, Patalano, Bream or Montague resign as directors Seller shall select his replacement; if Francis, Cagan, Thomas or a fourth director  resigns as directors Buyer shall select his replacement.

(e)   Jason Davis shall become a Director of BE effective immediately upon closing of the Definitive Agreement.

6.Key Conditions: It is expressly understood that the acquisition of X from the Seller, and the price being proposed for the purchase of the Seller, is based upon the following key conditions.

(a)           All applicable federal, foreign, state or local filing and licensing requirements related to or in connection with the proposed transaction have been satisfied, and all applicable federal, foreign, state or local regulatory approvals required to consummate the proposed transaction have been received.

(b)           Buyer shall complete satisfactory Final Due Diligence of Seller, as defined in paragraph 7, below.

(c)           Buyer and Seller shall mutually agree to all substantive terms of the proposed X Acquisition to be embodied in the Definitive Agreement described in paragraph 9 below.

(d)           All third party consents required to consummate the proposed transaction have been obtained.

(e)           Between the date of this letter and the date of the Closing the Seller shall have operated its business in the normal course.

7.Final Due Diligence:  Seller and Buyer shall arrange, and schedule the appropriate personnel to complete additional due diligence on the following items, and any other relevant subjects, immediately upon signing of the LOA, in an expedited manner to facilitate a closing as soon as possible.

(a)           IP Review: Review of all pipeline projects, trademarks, software, and other documents that are proprietary to X.

(b)           Review of Employment Agreements and Service Contracts: Seller and Buyer shall review significant contracts together and accept or amend as appropriate to insure that compensation is appropriate and structured so as to maximize future X business development and profitability consistent with the goals and needs of a public company. Said reviews and negotiations are to be conducted by John Francis and Johnny Thomas of Buyer and such personnel as may be designated by Seller.

(c)           Buyer, shall have access to selected customers and clients of X, under the guidance and direction of Seller, as may be appropriate to evaluate the status of contracts and agreements between X and third parties. Sellers shall provide Buyer with a summary of primary competitors with relative strengths and weaknesses.

(d)           Seller shall grant access to financial representative(s) of Buyer to review all financial information and visit with current audit reviewers of X. Subject to the approval of Buyer, Seller shall retain their PCAOB representatives to complete the 2009 and 2010 audit of X as soon as possible following the execution of this LOA.  Seller may pay the audit fee out of the $500,000 Break Up money. However, if the Sellers do pay, then that amount, as approved by buyers, shall be deducted from the $500,000 returned to Buyer. If a re-audit is required, Buyer shall pay all costs associated with said re-audit of 2009 and the audit of 2010 for X by Lake & Associates, CPA’s, a PCAOB qualified firm. Seller shall insure that their current auditors cooperate with the new auditors to insure a smooth, low cost transition.

8.Lock-up:  The Purchase Price includes Buyer’s Shares, which are restricted common stock, which may not be sold for the time periods specified below as measured from the closing date, which includes compliance with the terms and conditions of Rule 144 under the Securities Act of 1933 and the following Lock-up Agreement. Each recipient of any of the 4,500,000 restricted shares agrees to the following terms and conditions to be contained in a Lock-up Agreement (the “Lock-up Agreement”).

One million of the Shares received by Jason Davis and Joey Patalano shall not be eligible for sale until July 1, 2012 and the remaining 3,500,000 received by Jason Davis and Joey Patalano, which have vested shall not be eligible for sale until July 1, 2013 or until they are vested (whichever is later), (the “Lock-up Period”), assuming Closing is on or before July 1, 2011. Thereafter, there shall be no restrictions or limitations by Buyer on the selling of shares by these two individuals, or their assigns. Buyer may elect to waive this restriction from time to time based upon the then current market conditions and the desires of the Sellers.

The 66,667 Shares received by key employees, other than the above Sellers shall not be eligible for sale prior to July 1, 2012.  Those key employees shall enter into lock-up agreements in accordance with the terms of the first paragraph of this Section 8.  After that date there shall be no limitation or restrictions by the Buyer on the selling of said Shares.

Buyer may permit and assist Seller in making sales of shares during the Lock-up Period, if Seller and Buyer so desire, when opportunities such as the following are available:

(a)           Block purchases by investors are requested.

(b)           Shares of Seller may be included in a secondary offering registration statement which offers shares of the Buyer for sale to the public, provided Investment Bankers and management of Buyer agree that such offerings would not be adverse to the funding opportunity for the Buyer.

(c)           When daily trading volumes/prices reasonably permit as determined by Buyer.

9.Proposed Form of Definitive Agreement:  Buyer and Seller intend to begin negotiating in good faith a written Definitive Agreement to be drafted by BE, which shall include such terms, conditions, representations, warranties and covenants (including certain material adverse change conditions) as are consistent with this Letter and appropriate or necessary to a transaction of the type herein contemplated, including, but not limited to, the absence of any material adverse changes in the financial or business condition of X.

Closing of the proposed X Acquisition is conditioned upon compliance by the Shareholders, X and Buyer, with the terms and conditions contained in the Definitive Agreement.  The Shareholders will represent on the Closing Date that they are aware of no material adverse information or material omissions other than as set forth in the Definitive Agreement (including the schedules and exhibits attached thereto) with respect to the Acquired Business, as well as provide Buyer with the customary representations and warranties contained in a Definitive Agreement as to the ownership of their Seller shares (with the understanding that the initial consideration set forth in Section 2(c) above must be paid so that Seller can settle their dispute with a former shareholder of X).  The Definitive Agreement would be subject to the lack of any material breach of warranties, covenants, representations, terms and conditions.

10.Due Diligence: Buyer has commenced, and intends to continue immediately upon execution of this letter of intent, its due diligence investigation of the Seller, and related contracts, rights, liabilities and obligations of Seller, including financial/accounting, marketing, employee, legal and regulatory matters.  This proposal is reflective of Buyer's review of the business information regarding the Seller, which has been made available to date.  Buyer is prepared to immediately expand such due diligence and complete its evaluation process with particular emphasis on the review of:

o	Intellectual property rights (patents, license rights, and pending patent applications)
o	Assignability of joint development, licensing and other partnering arrangements
o	Personnel matters
o	Customer due diligence
o	Corporate records
o	Financial audit
o	Tax matters
o	Software review

Any information obtained by Buyer, as a result thereof, will be maintained by Buyer in confidence.  Buyer and Seller shall resolve any material issues through good faith negotiations and adjustments to the terms of the Definitive Agreement.

11.Representations and Warranties:  In the Definitive Agreement, Seller shall make the representations, warranties and covenants concerning the Acquired Business and the conduct of its business as are customary and usual in a transaction of the type contemplated herein, and the Shareholders shall represent that they have clear title to the Shares of Seller and are capable of transferring ownership to Buyer without encumbrance or liens (with the understanding that the initial consideration set forth in Section 2(c) above must be paid so that Seller can settle their dispute with a former shareholder of X).  The accuracy of such representations and warranties and the performance of such covenants shall be a condition precedent to Closing (except for payment of the initial consideration set forth in Section 2(c), which must be paid so that Seller can settle their dispute with a former shareholder of X).  The Buyer shall be indemnified by Seller and/or the Shareholders for any breach of such representations and warranties in the Definitive Agreement.

12.Non-competition Agreement:  At the Closing, Buyer and Seller shall enter into a non-competition agreement, pursuant to which the Selling Shareholders would not compete with Buyer at any time during the term of employment or for (i) five (5) years after the Closing or (ii) two (2) years after separation from employment with Buyer, whichever comes later, and such agreement will contain confidentiality and other customary provisions. Said two year non-compete period is based upon the employees voluntarily ending employment. "Voluntarily ending employment" shall not include a Selling Shareholder resigning his employment with X because Buyer or its agents have significantly reduced his authority to run the Company or has transferred him to an office located outside of the greater San Diego area.  If Buyer terminates the employment agreements of Selling Shareholders without cause, there shall not be a non-compete period. The employment agreements of non-selling shareholders shall contain non compete clauses as currently exist in their employment agreements. In the event a Closing does not occur, Buyer agrees that it shall not recruit staff of Seller prior to December 31, 2012.

13.Exclusive Dealing: Buyer and Seller are exchanging consideration, committing resources, foregoing other potential opportunities, and incurring legal, accounting and incidental expenses necessary to close this transaction in a timely manner. Seller shall immediately give notice to the former party giving him until 10:00 AM on June 2, 2011 to exercise or lose his “right of first refusal” and Seller shall give HOTI notice of the rescission of the escrowed pending agreement. This is a binding agreement; therefore, all discussions and negotiations with third parties for a transaction to acquire X shall cease.

14.Conditions to Closing: Conditions of closing the X Acquisition shall include, but not be limited to, completion or satisfaction of the following:

(a)           Buyer and Seller shall use their best reasonable efforts promptly following the execution of this LOA to complete Final Due Diligence in order to sign the Definitive Agreement as soon as possible with a Closing date no later than July 1, 2011.

It is contemplated that the Definitive Agreement will contain customary and reciprocal covenants, conditions, representations and warranties, indemnities, and such other matters as the parties may agree upon, including, but not limited to, the absence of any material adverse changes in the financial or business condition of the Seller.

(b)           The Definitive Agreement will be subject, in all respects, to approval by the respective shareholders (if required) and Boards of Directors, and to all requisite corporate authorizations, of the parties thereto.

(c)           The execution of the Lock-up Agreements, non-compete agreements, agreement on all exhibits and any other documents as set forth in this LOA.

(d)           The delivery of the Purchase Price by the Buyer in consideration of the purchase of the Seller’s Shares and the Acquired Business.

(e)           Seller shall furnish to Buyer such audited and unaudited financial statements of Seller as required in accordance with the applicable rules and regulations of the Securities and Exchange Commission.  All of the foregoing financial statements shall be prepared in accordance with United States generally accepted accounting principles (GAAP).

15.Conduct of Business:  This LOA is executed upon the assumption that the financial and business information furnished by Seller to date is accurate and that no material adverse change in Seller’s respective business operations or financial conditions has occurred since the date of such information.

16.Access:  Seller shall give Buyer and its representatives full and free access at reasonable times to X's assets, properties, books, accounting, financial and statistical records, corporate records, tax returns and other business files of X, and X shall cooperate fully in making its officers and personnel available to Buyer and its representatives at reasonable times.  If the acquisition is not consummated for any reason, any confidential information exchanged between the parties and their professional advisors shall be maintained in confidence by them, and returned upon written request.

17.Disclosure: Buyer and Seller shall prepare a press release consistent with the terms of this LOA and Buyer shall release it to the public consistent with its policies and SEC rules.

18.Costs:  Buyer and Seller will be responsible for and bear all their own costs and expenses incurred in connection with the proposed transaction, including expenses of its representatives, incurred at any time in connection with pursuing or consummating the proposed transaction.

19.Consents:  Buyer and Seller will cooperate with each other and proceed, as promptly as is reasonably practicable, to prepare and file necessary notifications, to seek to obtain all necessary consents and approvals from lenders, landlords and other third parties, and to endeavor to comply with all other legal or contractual requirements for or preconditions to the execution and consummation of the Definitive Agreement.

20.Applicable Law:  This Letter shall be governed by, and construed in accordance with, the laws of the State of California applicable to contracts to be performed in such state.  This LOA may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one agreement.

21.Arbitration.  Any dispute with respect to this Agreement which absent, fraud or a misrepresentation of a material fact, cannot be made acceptable to the parties by an adjustment of the Terms of the LOA and/or Definitive Agreement shall be resolved by mediation and, if mediation is not successful, then by arbitration as provided herein.

The parties agree first to endeavor to settle the dispute in an amicable manner by mediation administered by the American Arbitration Association (the “AAA”) or such other mediation service as is mutually agreeable to the parties to the dispute under either the AAA’s Commercial Mediation Rules or such other commercial mediation rules as is mutually agreeable to the parties to the dispute.  The mediation shall take place in San Diego, California, with representatives of the parties present with full authority to negotiate a settlement.  The parties must participate in the Mediation process with a neutral mediator for at least ten hours over at least two days prior to commencement of any arbitration.  If a party to the dispute refuses to participate in the mediation, the party demanding mediation may either compel mediation by seeking an appropriate order from a court of competent jurisdiction or proceed immediately to arbitration.  Thereafter, any unresolved dispute shall be settled by arbitration administered by the AAA or such other arbitration service as is mutually agreeable to the parties to the dispute in accordance with the AAA’s Commercial Arbitration Rules or such other commercial arbitration rules as is mutually agreeable to the parties to the dispute.  Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof, and the resolution of the disputed matter as determined by the arbitrator(s) shall be binding on the parties.  Any such mediation or arbitration shall be conducted in San Diego, California applying California law.

Any party may, without inconsistency with this Agreement, seek from a court any interim or provisional relief that may be necessary to protect the rights or property of that party pending the establishment of the arbitral tribunal, or pending the arbitral tribunal’s determination of the merits of the controversy.

The arbitrator(s) may award costs and fees to the prevailing party if, in his/her (their) discretion, the non-prevailing party did not prosecute the arbitration or settlement of the dispute in good faith.  “Costs and fees” for this purpose shall mean reasonable pre-award expenses of the arbitration, including fees for the arbitrator(s), administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone, court costs, witness fees and attorneys’ fees.  Except as otherwise awarded by the arbitrator(s), all costs and fees shall be borne by the party incurring such costs and fees.

The award shall be in writing and shall be signed by the arbitrator(s) and shall include a statement regarding the disposition of any statutory claim.

22.Time of Essence: The Parties to this LOA hereby agree that time is of the essence and they will negotiate in good faith all terms and conditions in order to expedite the Closing of the X Acquisition.

********************************

If you are in agreement with the terms of this LOA, please sign in the space provided and return same to us.  An additional copy is enclosed for your records.

Very truly yours,

/s/ Johnny R. Thomas
Johnny R. Thomas,
CEO, Blue Earth Inc.

AGREED TO AND ACCEPTED:

Owners of Xnergy, Inc

By: /s/ D. Jason Davis                                         Date: May 31, 2011
D. Jason Davis

By: /s/ Joey Patalano                                           Date:  May 31, 2011
Joey Patalano

Xnergy, Inc

By: /s/ D. Jason Davis                                          Date: May 31, 2011
D. Jason Davis, CEO